MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at February 20, 2013 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2012. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, are filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and are also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (backup power and distributed generation) markets. We also provide engineering services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary esenciaTM technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is to establish a sharp focus on key growth opportunities with near-term commercial prospects in our core fuel cell markets, enhanced by our engineering services operating unit to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing. To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue bearing engineering service projects.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also utilize a manufacturing facility in Tijuana, Mexico (as of January 1, 2013), research and development facilities in Oregon and Maryland, and sales, manufacturing, and research and development facilities in Hobro, Denmark and Lowell, Massachusetts (disposed of on January 31, 2013).

RECENT DEVELOPMENTS

On January 31, 2013, we completed an agreement to sell substantially all of the assets in our Lowell, Massachusetts based Material Products division for gross cash proceeds of $10.5 million and additional potential proceeds of up to $1.5 million. The additional proceeds of up to $1.5 million are payable in 2014 and 2015 (through a GDL product credit) if the former Material Products division attains certain financial results in 2013. As we were committed to the disposition of the Material Products segment as of December 31, 2012, the Material Products segment has been classified as a discontinued operation in our 2012 consolidated financial statements. As such, the assets of the Material Products segment have been classified as “assets held for sale” and have been measured at the lower of (i) carrying amount and (ii) fair value less costs to sell. Furthermore, the annual operating results of the Material Products segment for both 2012 and 2011 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations.

On August 1, 2012 (announced on July 24, 2012), we completed an agreement to acquire key assets and product lines from IdaTech LLC (“Idatech”), a customer of Ballard for the past several years. In exchange for $7.5 million of Ballard shares issued from treasury (7.1 million Ballard shares valued at $1.05 per share based on our share price as of the acquisition date), we acquired Idatech’s key assets including fuel cell systems inventory, prepaid rights to inventory, product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a manufacturing facility in Tijuana, Mexico, and certain property, plant and equipment. Acquired fuel cell systems inventory, prepaid rights to inventory, product lines and intellectual property consist of both direct hydrogen units as well as methanol fuelled units and are designed for deployment as emergency backup power in the networks of wireless telecom service providers. The methanol systems incorporate a fuel reformer to extract hydrogen from a mixture of methanol and water which is then used as feedstock for the fuel cells.

In July 2012, we completed a 7% workforce reduction and an overall curtailment of discretionary spending designed to have a minimal impact on key product development initiatives and our manufacturing capabilities. Total restructuring and related costs of $1.6 million has been recorded in general and administration expense in our third quarter of 2012 financial results.

In June 2011, we obtained an $7.0 million Canadian (revised to $7.3 million Canadian in December 2012) award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 (extended to 2014) to be used to extend the operating life and lower the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 for the period from 2010 to 2012 (extended to November 2013) to be used to further develop fuel cell power module technology for the transit bus market. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

In March 2011, we completed a sub-lease agreement with Mercedes-Benz Canada Inc. (“MBC”) for the rental of 21,000 square feet of previously used consolidated production space in our specialized fuel cell manufacturing facility located in Burnaby, British Columbia. This sub-lease is effective from August 1, 2011 until July 31, 2019 and is expected to result in annual savings of approximately $1 million in real estate and related overhead costs.

OPERATING SEGMENTS

We report our results in the following operating segments:

1. Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications, and engineering services for a variety of fuel cell applications; and

2. Contract Automotive: contract manufacturing services (consisting of light-duty automotive FCvelocity 1100 fuel cell products) provided primarily for Daimler AG’s (“Daimler”) Hyway 2/3 programs. With the completion of our manufacturing supply agreement with Daimler in October 2011, this segment ceased to be an ongoing operating segment as of the fourth quarter of 2011 and is now presented for comparative purposes only.

3. Material Products (Discontinued Operation): carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDLs”) for fuel cells. As a result of the disposition of this segment on January 31, 2013, the Material Products segment has been classified as a discontinued operation as of December 31, 2012.

SELECTED ANNUAL FINANCIAL INFORMATION
Results of Operations	Year ended,
	2012	2011	2010
(Expressed in thousands of U.S. dollars, except per share
amounts and gross margin %)
From continuing operations
Revenues	$43,690	$55,773	$44,055
Gross margin	$7,369	$7,279	$1,670
Gross margin %	17%	13%	4%
Cash Operating Costs (1)	$30,301	$36,969	$40,258
Adjusted EBITDA (1)	$(22,076)	$(27,913)	$(34,011)
Normalized Net Loss (1)	$(31,500)	$(35,448)	$(45,723)
Normalized Net Loss per share	$(0.36)	$(0.42)	$(0.54)
Net loss from continuing operations attributable to Ballard	$(42,070)	$(37,175)	$(37,691)
Net loss per share attributable to Ballard, basic and diluted	$(0.48)	$(0.44)	$(0.45)
From discontinued operations
Revenues	$15,540	$20,236	$20,964
Gross margin	$4,381	$6,606	$8,462
Gross margin %	28%	33%	40%
Cash Operating Costs (1)	$1,889	$2,333	$1,820
Adjusted EBITDA (1)	$3,580	$5,618	$7,848
Net earnings (loss) from discontinued operations	$(65)	$3,755	$6,159
Total
Revenues	$59,230	$76,009	$65,019
Gross margin	$11,750	$13,885	$10,132
Gross margin %	20%	18%	16%
Cash Operating Costs (1)	$32,190	$39,302	$42,078
Adjusted EBITDA (1)	$(18,496)	$(22,295)	$(26,163)
Net loss attributable to Ballard	$(42,135)	$(33,420)	$(31,532)
Net loss per share attributable to Ballard, basic and diluted	$(0.48)	$(0.40)	$(0.37)
Financial Position	At December 31,
	2012	2011	2010
(expressed in thousands of U.S. dollars)
Assets from continuing operations	$116,749	$165,290	$190,027
Assets from discontinued operations	$10,798	$-	$-
Total assets	$127,547	$165,290	$190,027
Cash and cash equivalents	$9,770	$20,316	$51,937
Short-term investments	$12,068	$25,878	$22,508
Bank operating line	$(9,358)	$(4,587)	$-
Net cash reserves	$12,480	$41,607	$74,445
[1]	Cash Operating Costs, Adjusted EBITDA, Normalized Net Loss and Normalized Net Loss per share are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

2012 Performance compared to 2012 Revised Business Outlook

  Revenues from continuing and discontinued operations in 2012 of $59.2 million, was consistent with our revised outlook from October 9, 2012 of revenues in 2012 of approximately $60 million.

  Adjusted EBITDA from continuing and discontinued operations in 2012 of ($18.5) million, was consistent with our revised outlook from October 9, 2012 of Adjusted EBITDA in 2012 of approximately ($18) million.

RESULTS OF CONTINUING OPERATIONS – Fourth Quarter of 2012

Revenue and gross margin (from continuing operations)

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Fuel Cell Products	$16,476	$16,872	$(396)	(2%	)
Contract Automotive	-	101	(101)	(100%	)
Revenues	16,476	16,973	(497)	(3%	)
Cost of goods sold	12,789	14,030	(1,241)	(9%	)
Gross Margin	$3,687	$2,943	$744	25%
Gross Margin %	22%	17%	n/a	5 pts

Revenues from continuing operations of $16.5 million for the fourth quarter of 2012 declined (3%), or ($0.5) million, compared to the fourth quarter of 2011 primarily as a result of slight declines in our Fuel Cell Products segment.

In our core Fuel Cell Products segment, fourth quarter of 2012 revenues were down slightly as declines in Motive power and distributed generation revenues were only partially offset by higher backup power and engineering services revenues. The decline in Motive power revenues was driven by lower fuel cell bus revenues as new fourth quarter of 2012 heavy-duty bus shipments to Van Hool NV and others were significantly lower than 2011 shipments to Van Hool NV and UNDP-EMTU Brazil and were also negatively impacted by the completion of our fuel cell bus manufacturing supply agreement with a Daimler subsidiary in October 2011 ($0.4 million impact), combined with lower material handling market revenues as a result of a decline in shipments in support of Plug Power Inc.’s GenDrive™ systems. These declines were partially offset by significantly higher backup power market revenues and higher engineering services revenues. The increase in backup power revenues is as a result of new shipments of hydrogen-based and methanol-based backup power systems due to our recent acquisition of Idatech’s key assets (impact of approximately $3.0 million) combined with an increase in shipments of hydrogen-based backup power stacks. The increase in engineering services revenues is a result of our increased focus on building our engineering services business including ongoing projects with Anglo American Platinum Limited and others.

Gross margins from continuing operations increased to $3.7 million, or 22% of revenues, for the fourth quarter of 2012, compared to $2.9 million, or 17% of revenues, for the fourth quarter of 2011. The overall increase and improvement in gross margin was driven primarily by increased work performed on higher margin engineering services projects at both Ballard and Dantherm Power, by significant sales of hydrogen-based and methanol-based backup power systems acquired from Idatech, and by our ongoing product cost reduction efforts across all of our platforms.

The following table provides a summary of our fourth quarter fuel cell stack and system shipments:

	Three months ended December 31,
	2012	2011	% Change
Material handling	468	799	(41%	)
Backup power	313	124	152%
Other	3	19	(84%	)
Fuel Cell Stack Shipments	784	942	(17%	)
Fuel Cell System Shipments	204	75	172%

Cash Operating Costs (from continuing operations)
(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Research and Product	$4,228	$4,084	$144	4%
Development (operating cost)
General and Administrative	2,709	2,100	609	29%
(operating cost)
Sales and Marketing expense	1,951	1,695	256	15%
Operating costs	8,888	7,879	1,009	13%
Less: Stock-based compensation	(1,555)	322	(1,877)	(583%)
(expense) recovery
Cash Operating Costs	$7,333	$8,201	$(868)	(11%)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) from continuing operations for the fourth quarter of 2012 were $7.3 million, a decline of ($0.9) million, or (11%), compared to the fourth quarter of 2011. The 11% reduction in the fourth quarter of 2012 was driven by lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, and by lower research and product development expense due to the redirection of engineering resources to revenue bearing engineering service projects. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

As the Canadian dollar relative to the U.S. dollar was relatively consistent for the fourth quarter of 2012 compared to the fourth quarter of 2011, foreign exchange impacts on our Canadian operating cost base were relatively insignificant. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.3 million to $0.4 million.

While excluded from Cash Operating Costs, stock-based compensation expense declined significantly in the fourth quarter of 2011 to a recovery position, as a result of a downward adjustment to accrued share-based compensation expense as certain outstanding restricted share units failed to meet the vesting criteria and were cancelled.

Adjusted EBITDA (from continuing operations)
(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Adjusted EBITDA	$(3,222)	$(4,875)	$1,653	34%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) from continuing operations for the fourth quarter of 2012 was ($3.2) million, an improvement of $1.7 million, or 34%, compared to the fourth quarter of 2011.

The $1.7 million reduction in Adjusted EBITDA loss in the fourth quarter of 2012 was driven by gross margin improvements of $0.7 million as margins improved on a percentage of revenue basis from 17% to 22% primarily as a result of increased work performed on higher margin engineering services projects, combined with lower Cash Operating Costs of $0.9 million primarily as a result of the redirection of engineering resources to revenue bearing engineering service projects and our continued cost optimization efforts across the business.

Net loss attributable to Ballard (from continuing operations)

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Net loss attributable to Ballard from continuing operations	$(16,809)	$(7,969)	$(8,840)	(111%)

Net loss attributable to Ballard from continuing operations for the fourth quarter of 2012 was ($16.8) million, or ($0.18) per share, compared to a net loss of ($8.0) million, or ($0.09) per share, in the fourth quarter of 2011. The ($8.8) million increase in net loss for the fourth quarter of 2012 was driven by a Fuel Cell Products goodwill impairment charge of ($10.0) million. Net loss from continuing operations in the fourth quarters of 2012 and 2011 also include impairment charges related to a write-down of manufacturing equipment of ($0.6) million and ($1.7) million, respectively.

Excluding the impact of these impairment charges in continuing operations of ($10.6) million in the fourth quarter of 2012 and ($1.7) million in the fourth quarter of 2011, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the fourth quarter of 2012 would have been comparable to the fourth quarter of 2011.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest in 2012 and 2011, and the results of discontinued operations. Net loss attributed to non-controlling interests for the fourth quarter of 2012 was ($0.5) million, as compared to ($0.3) million for the fourth quarter of 2011. Net loss from discontinued operations for the fourth quarter of 2012 was ($1.3) million, as compared to net income for the fourth quarter of 2011 of $0.7 million. Net loss from discontinued operations in the fourth quarter of 2012 includes a goodwill impairment charge of ($1.8) million and a write-down of property, plant and equipment of ($0.5) million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Cash (used in) provided by operating activities	$(535)	$4,066	$(4,601)	(113%)

Cash used in operating activities in the fourth quarter of 2012 was ($0.5) million, consisting of cash operating losses of ($2.4) million partially offset by net working capital inflows of $1.9 million. Cash provided by operating activities in the fourth quarter of 2011 was $4.1 million, consisting of cash operating losses of ($4.7) million and net working capital inflows of $8.8 million.

The ($4.6) million increase in cash used by operating activities in the fourth quarter of 2012, as compared to the fourth quarter of 2011, was driven by reduced working capital inflows of ($6.9) million partially offset by an decrease in cash operating losses of $2.3 million. The reduction in cash operating losses of $2.3 million is primarily a result of a $1.8 million improvement in Adjusted EBITDA loss from both continuing and discontinued operations. In the fourth quarter of 2012, net working capital cash inflows of $1.9 million were driven by lower inventory of $5.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter, and by higher deferred revenue and cost recovery of $0.9 million as we received the next tranches of SDTC government funding for our distributed generation and bus projects in advance of incurring the related research and product development expenditures. These fourth quarter of 2012 working capital inflows were partially offset by higher accounts receivable of ($2.5) million due primarily to the timing of shipment versus collection of our fuel cell product and service revenues, and by lower accounts payable and accrued liabilities of ($2.6) million due to increased supplier payments made for higher first three quarter of 2012 inventory purchases.

RESULTS OF CONTINUING OPERATIONS – Year ended December 31, 2012

Revenue and gross margin (from continuing operations)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Fuel Cell Products	$43,690	$46,468	$(2,778)	(6%	)
Contract Automotive	-	9,305	(9,305)	(100%	)
Revenues	43,690	55,773	(12,083)	(22%	)
Cost of goods sold	36,321	48,494	(12,173)	(25%	)
Gross Margin	$7,369	$7,279	$90	1%
Gross Margin %	17%	13%	n/a	4pts

Revenues from continuing operations of $43.7 million for 2012 declined (22%), or ($12.1) million, compared to 2011. The ($12.1) million decline was driven by the absence of Contract Automotive segment revenues ($9.3 million impact) as a result of the completion of our light-duty automotive manufacturing supply agreement with Daimler in October 2011 and by lower revenues of $(2.8) million in our core Fuel Cell Products segment.

In our core Fuel Cell Products segment, 2012 revenues declined (6%), or ($2.8) million, to $43.7 million compared to 2011, primarily as a result of significantly lower fuel cell bus revenues combined with slightly lower material handling and distributed generation revenues. The significant decline in fuel cell bus revenues was driven by the completion of our fuel cell bus manufacturing supply agreement with a Daimler subsidiary in October 2011 ($8.7 million impact), combined with lower shipments of heavy-duty fuel cell bus modules primarily as a result of a lack of shipments in 2012 to Brazil. This decline was partially offset by significant increases in both our backup power and engineering services revenues. The significant increase in backup power revenues is as a result of new shipments of hydrogen-based and methanol-based backup power systems due to our recent acquisition of Idatech’s key assets (impact of approximately $5.1 million), combined with an increase in shipments of hydrogen-based backup power systems at Dantherm Power, and by relatively stable shipments of hydrogen-based backup power stacks. The increase in engineering services revenues is a result of our increased focus on building our engineering services business including ongoing projects with Anglo American Platinum Limited and others.

Gross margins from continuing operations increased to $7.4 million, or 17% of revenues, for 2012, compared to $7.3 million, or 13% of revenues, for 2011. The overall increase and improvement in gross margin was driven primarily by increased work performed on higher margin engineering services projects at both Ballard and Dantherm Power, by significant sales of hydrogen-based and methanol-based backup power systems acquired from Idatech, and by our ongoing product cost reduction efforts across all of our platforms.

The following table provides a summary of our fuel cell stack and system shipments for the year:

	Years ended December 31,
	2012	2011	% Change
Material handling	2,022	1,422	42%
Backup power	667	1,238	(46%	)
Other	12	396	(97%	)
Fuel Cell Stack Shipments	2,701	3,056	(12%	)
Fuel Cell System Shipments	399	145	175%

Cash Operating Costs (from continuing operations)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Research and Product Development (operating cost)	$16,680	$21,038	$(4,358)	(21%	)
General and Administrative (operating cost)	9,302	9,793	(491)	(5%	)
Sales and Marketing expense	6,901	8,515	(1,614)	(19%	)
Operating costs	32,883	39,346	(6,463)	(16%	)
Less: Stock-based compensation expense	(2,582)	(2,377)	(205)	(9%	)
Cash Operating Costs	$30,301	$36,969	$(6,668)	(18%	)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) from continuing operations for 2012 were $30.3 million, a decline of $6.7 million, or 18%, compared to 2011. The 18% reduction in 2012 was driven by lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, lower research and product development expense due to the redirection of engineering resources to revenue bearing engineering service projects, the receipt of government funding for certain of our research and product development efforts, and by lower sales and marketing expense due to a corporate leadership restructuring initiated in September 2011. Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

As the Canadian dollar relative to the U.S. dollar was relatively consistent for 2012 compared to 2011, foreign exchange impacts on our Canadian operating cost base were relatively insignificant. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.3 million to $0.4 million.

Adjusted EBITDA (from continuing operations)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Adjusted EBITDA	$(22,076)	$(27,913)	$5,837	21%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) from continuing operations for 2012 was ($22.1) million, an improvement of $5.8 million, or 21%, compared to 2011. The $5.8 million reduction in Adjusted EBITDA loss in 2012 was driven by lower Cash Operating Costs of $6.7 million due primarily to lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, and by lower research and product development expense primarily due to the redirection of engineering resources to revenue bearing engineering service projects. Total gross margin was consistent year over year despite the 22% decline in revenues from continuing operations as margins improved on a percentage of revenue basis from 13% to 17% primarily as a result of increased work performed on higher margin engineering services projects, and by our ongoing product cost reduction efforts across all of our platforms. These improvements in Adjusted EBITDA were partially offset by an increase in restructuring charges of ($0.5) million from ($1.4) million in 2011 to ($1.9) million in 2012.

As part of our focus on cost optimization, we have taken steps to reduce our cost base in both 2012 and 2011. In addition to the measures taken in April 2012 to reduce our manufacturing overhead cost pool, we completed a 7% workforce reduction in July 2012 along with other cost reduction activities. During 2011, we completed a corporate leadership restructuring in September 2011 and a Dantherm Power leadership restructuring in March 2011. These actions have resulted in the above noted restructuring charges of ($1.9) million in 2012 and ($1.4) million in 2011.

Net loss attributable to Ballard (from continuing operations)

(Expressed in thousands of U.S. dollars)	Twelve months ended December 31,
	2012	2011	$ Change	% Change
Net loss attributable to Ballard	$(42,070)	$(37,175)	$(4,985)	(13%)

Net loss from continuing operations attributable to Ballard for 2012 was ($42.1) million, or ($0.48) per share, compared to net loss of ($37.2) million, or ($0.44) per share, in 2011. The ($5.0) million increase in net loss for 2012 was driven by a Fuel Cell Products goodwill impairment charge of ($10.0) million which more than offset improvements in Adjusted EBITDA loss of $5.8 million. Net loss from continuing operations in 2012 and 2011 also includes impairment charges related to a write-down of manufacturing equipment of ($0.6) million and ($1.7) million, respectively.

Excluding the impact of these impairment charges in continuing operations of ($10.6) million in 2012 and ($1.7) million in 2011, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2012 would have improved by $4.0 million, or 11%, as compared to 2011.

Net loss from continuing operations attributable to Ballard excludes the net loss attributed to the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest in 2012 and 2011, and the results of discontinued operations. Net loss attributed to non-controlling interests for 2012 was ($1.3) million, as compared to ($2.7) million for 2011. The reduced loss in 2012 at Dantherm Power is primarily a result of improved gross margins combined with lower operating costs as a result of our continued cost reduction efforts. Net loss from discontinued operations in 2012 was ($0.1) million, as compared to net income in 2011 of $3.8 million. Net loss from discontinued operations in 2012 includes a goodwill impairment charge of ($1.8) million and a write-down of property, plant and equipment of ($0.5) million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Twelve months ended December 31,
	2012	2011	$ Change	% Change
Cash used in operating activities	$(28,146)	$(33,221)	$5,075	15%

Cash used in operating activities in 2012 was ($28.1) million, consisting of cash operating losses of ($22.2) million and working capital requirements of ($5.9) million. Cash used in operating activities in 2011 was ($33.2) million, consisting of cash operating losses of ($26.5) million and working capital requirements of ($6.7) million. The $5.1 million, or 15%, decline in cash used by operating activities in 2012 as compared to 2011 was driven by reductions in cash operating losses of $4.3 million combined with lower working capital requirements of $0.8 million.

The reduction in cash operating losses of $4.3 million is primarily a result of the 17%, or $3.8 million, improvement in Adjusted EBITDA from both continuing and discontinued operations. Total working capital requirements of ($5.9) million in 2012 were driven by lower accounts payable and accrued liabilities of ($10.5) million due to increased supplier payments made for higher fourth quarter of 2011 and first three quarter of 2012 inventory purchases combined with the payment of accrued 2011 annual employee bonuses, partially offset by lower inventory of $4.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012.

RESULTS OF DISCONTINUED OPERATIONS – Fourth Quarter of 2012

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Revenues	$4,783	$4,023	$760	19%
Cost of goods sold	3,265	2,824	441	16%
Gross margin	1,518	1,199	319	27%
Operating expenses	(495)	(488)	(7)	(1%	)
Impairment charge on property, plant and equipment	(500)	-	(500)	(100%	)
Impairment charge on goodwill	(1,815)	-	(1,815)	(100%	)
Income taxes	(7)	(30)	23	77%
Net earnings (loss) from discontinued operations	$(1,299)	$681	$(1,980)	(291%	)

Revenues from the discontinued Material Products segment in the fourth quarter of 2012 of $4.8 million increased 19%, or $0.8 million, as a result of higher shipments of fuel cell GDL products and relatively stable shipments of carbon friction material products.

Impairment charges in 2012 were determined based on a fair value less costs to sell assessment which compared the segment’s carrying value at December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. As a result of this assessment, we recorded a ($1.8) million write-off of Material Products goodwill and a ($0.5) million write-down of property, plant and equipment in the fourth quarter of 2012.

RESULTS OF DISCONTINUED OPERATIONS – Year ended December 31, 2012

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Revenues	$15,540	$20,236	$(4,696)	(23%	)
Cost of goods sold	11,159	13,630	(2,471)	(18%	)
Gross margin	4,381	6,606	(2,225)	(34%	)
Operating expenses	(2,053)	(2,602)	549	21%
Impairment charge on property, plant and equipment	(500)	-	(500)	(100%	)
Impairment charge on goodwill	(1,815)	-	(1,815)	(100%	)
Income taxes	(78)	(249)	171	69%
Net earnings (loss) from discontinued operations	$(65)	$3,755	$(3,820)	(102%	)

Revenues from the discontinued Material Products segment in 2012 of $15.5 million were down (23%), or ($4.7) million as a result of lower shipments of both fuel cell GDL products and carbon friction material products. Fuel cell GDL product shipments were negatively impacted by ongoing technical issues experienced by a third party fuel cell customer unrelated to our GDL products, whereas carbon friction material product shipments were negatively impacted by the timing of customer programs and inventory levels.

Impairment charges in 2012 were determined based on a fair value less costs to sell assessment which compared the segment’s carrying value at December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. As a result of this assessment, we recorded a ($1.8) million write-off of Material Products goodwill and a ($0.5) million write-down of property, plant and equipment in the fourth quarter of 2012.

OPERATING EXPENSES AND OTHER ITEMS FROM CONTINUING OPERATIONS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2012	2011	$ Change	% Change
Research and product development expense	$4,677	$5,041	$(364)	(7%	)
Less: depreciation and amortization expense	$(449)	$(957)	$508	53%
Research and product development (operating cost)	$4,228	$4,084	$144	4%

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Research and product development	2012	2011	$ Change	% Change
Research and product development expense	$19,273	$24,896	$(5,623)	(23%	)
Less: depreciation and amortization expense	$(2,593)	$(3,858)	$1,265	33%
Research and product development (operating cost)	$16,680	$21,038	$(4,358)	(21%	)

Research and product development expenses for the three months ended December 31, 2012 were $4.7 million, a decrease of ($0.4) million, or 7%, compared to the corresponding period of 2011. Excluding depreciation and amortization expense of ($0.4) million and ($1.0) million, respectively, research and product development expense was effectively flat compared to the fourth quarter of 2011. Reductions in 2012 as a result of the redirection of engineering resources to revenue bearing engineering service projects were offset by higher share-based compensation expense due to a downward adjustment to accrued share-based compensation expense for 2011 that was recorded in the fourth quarter of 2011.

Research and product development expenses for the year ended December 31, 2012 were $19.3 million, a decrease of ($5.6) million, or 23%, compared to 2011. Excluding depreciation and amortization expense of ($2.6) million and ($3.9) million, respectively, research and product development expense declined ($4.4) million, or 21%, compared to 2011. The 21% reduction in 2012 was primarily as a result of the redirection of engineering resources to revenue bearing engineering service projects, by the receipt of government funding for certain of our research and product development efforts, and by lower operating costs across the business due to our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, partially offset by higher share-based compensation expense in 2012.

Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2012	2011	$ Change	% Change
General and administrative expense	$3,419	$2,256	$1,163	52%
Less: Depreciation and amortization expense	$(55)	$(77)	$22	29%
Less: Restructuring charges	$-	$(79)	$79	100%
Less: Acquisition and integration costs	$(91)	$-	$(91)	n/a
Less: Financing charges	$(564)	$-	$(564)	n/a
General and administrative (operating cost)	$2,709	$2,100	$609	29%

(Expressed in thousands of U.S. dollars)	Years ended December 31,
General and administrative	2012	2011	$ Change	% Change
General and administrative expense	$12,306	$11,455	$851	7%
Less: Depreciation and amortization expense	$(235)	$(306)	$71	23%
Less: Restructuring charges	$(1,931)	$(1,356)	$(575)	(42%	)
Less: Acquisition and integration costs	$(274)	$-	$(274)	n/a
Less: Financing charges	$(564)	$-	$(564)	n/a
General and administrative (operating cost)	$9,302	$9,793	$(491)	(5%	)

General and administrative expenses for the three months ended December 31, 2012 were $3.4 million, an increase of $1.2 million, or 52%, compared to the corresponding period of 2011. Excluding acquisition and integration costs related to the Idatech acquisition of ($0.1) million and financing charges of ($0.6) million related to withdrawn financing efforts, general and administrative expense was $2.7 million, an increase of $0.6 million, or 29%, compared to the fourth quarter of 2011. The 29% increase in the fourth quarter of 2012 was due primarily to higher share-based compensation expense as a result of a downward adjustment to accrued share-based compensation expense for 2011 that was recorded in the fourth quarter of 2011. General and administrative expenses also include impairment losses on trade receivables of ($0.2) million and ($0.3) million, respectively, in the fourth quarters of 2012 and 2011.

General and administrative expenses for the year ended December 31, 2012 were $12.3 million, an increase of $0.9 million, or 7%, compared to 2011. Excluding restructuring charges of ($1.9) million and ($1.4) million, respectively, depreciation and amortization expense of ($0.2) million and ($0.3) million, respectively, and 2012 acquisition and integration costs related to the Idatech acquisition of ($0.3) million and financing charges of ($0.6) million related to withdrawn financing efforts, general and administrative expense, general and administrative expense was $9.3 million, a decrease of ($0.5) million, or 5%, compared to 2011. The 5% reduction in 2012 was primarily as result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, partially offset by higher share-based compensation expense in 2012. General and administrative expenses also include impairment losses on trade receivables of ($0.2) million and ($0.3) million, respectively, in 2012 and 2011.

Restructuring charges of ($1.9) million in 2012 relate primarily to the 7% workforce reduction initiated in July 2012 and a minor restructuring focused on manufacturing overhead cost reduction initiated in April 2012. Restructuring charges of ($1.4) million in 2011 relate primarily to a corporate leadership restructuring initiated in September 2011 and a Dantherm Power leadership restructuring initiated in March 2011.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2012	2011	$ Change	% Change
Sales and marketing expense	$1,951	$1,695	$256	15%

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Sales and marketing	2012	2011	$ Change	% Change
Sales and marketing expense	$6,901	$8,515	$(1,614)	(19%)

Sales and marketing expenses for the three months ended December 31, 2012 were $2.0 million, an increase of $0.3 million, or 15% compared to the corresponding period of 2011. The 15% increase in the fourth quarter of 2012 is as a result of increased investment in sales and marketing capacity in the backup power market due to our acquisition of the Idatech assets in August 2012, combined with higher share-based compensation expense due to a downward adjustment to accrued share-based compensation expense for 2011 that was recorded in the fourth quarter of 2011.

Sales and marketing expenses for the year ended December 31, 2012 were $6.9 million, a decrease of $1.6 million, or 19% compared to 2011. The 19% reduction in 2012 was primarily as a result of our continued cost reduction efforts across the business which included a 7% workforce reduction initiated in July 2012 and a corporate leadership restructuring initiated in September 2011, partially offset by increased investment in sales and marketing capacity in the backup power market due to our acquisition of the Idatech assets in August 2012.

Finance income (loss) and other for the three months and year ended December 31, 2012 was $0.2 million and $0.1 million, respectively, compared to $0.1 million and $0.2 million, respectively, for the corresponding periods of 2011. The following tables provide a breakdown of our finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Employee future benefit plan expense	$(29)	$(37)	$8	22%
Investment and other income	48	77	(29)	(38%	)
Foreign exchange gain (loss)	148	38	110	289%
Finance income (loss) and other	$167	$78	$89	114%

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Employee future benefit plan expense	$(29)	$(37)	$8	22%
Investment and other income	238	303	(65)	(21%	)
Foreign exchange gain (loss)	(178)	(71)	(107)	(151%	)
Finance income (loss) and other	$31	$195	$(164)	(84%	)

Employee future benefit plan expense for the three months and years ended December 31, 2012 and 2011 were nominal. Employee future benefit plan expense primarily represents the excess of interest cost over the expected return on plan assets on a curtailed defined benefit pension plan for our current and former United States employees

Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date.

Investment and other income of $0.2 million and $0.3 million, respectively, for the years ended December 31, 2012 and 2011 was earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three months and year ended December 31, 2012 was ($0.5) million and ($1.7) million, respectively, compared to ($0.5) million and ($1.4) million, respectively, for the corresponding periods of 2011. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Gain (loss) on sale of property, plant and equipment for the three months and year ended December 31, 2012 was ($0.1) million, compared to $0.7 million for the three months and year ended December 31, 2011. The gain in 2011 relates primarily to a gain on sale of certain property, plant and equipment to Mercedes-Benz Canada Inc. in conjunction with the sub-lease of 21,000 square feet of production space in Burnaby, B.C, effective in August 2011.

Impairment loss on property, plant and equipment for the three months and year ended December 31, 2012 was ($0.6) million, compared to ($1.7) million for the three months and year ended December 31, 2011, and relate to a write-down of manufacturing equipment never put into use.

Impairment loss on goodwill for the three months and year ended December 31, 2012 was ($10.0) million and consists of an impairment charge related to our Fuel Cell Products segment.

Net loss attributed to non-controlling interests for the three months and year ended December 31, 2012 was ($0.5) million and ($1.3) million, respectively, compared to ($0.3) million and ($2.7) million, respectively, for the corresponding periods of 2011. Amounts represent the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest during 2012 and 2011. The improved performance in 2012 at Dantherm Power is primarily a result of improved gross margins as a result of increased higher margin engineering services revenues and increased shipments of backup power systems, combined with lower operating costs due to our continued cost reduction efforts which included a leadership restructuring in the first quarter of 2011. These benefits were partially offset by a restructuring charge recorded in the first quarter of 2011 related to the above noted Dantherm Power leadership restructuring.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
and weighted average shares outstanding which are expressed in thousands)
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2012	2012	2012	2012
Revenues from continuing operations	$16,476	$10,312	$6,824	$10,078
Net income (loss) attributable to Ballard from	$(16,809)	$(9,185)	$(7,416)	$(8,660)
continuing operations
Net income (loss) per share attributable to	$(0.18)	$(0.10)	$(0.09)	$(0.10)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	91,801	89,269	84,621	84,566

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2011	2011	2011	2011
Revenues from continuing operations	$16,973	$15,071	$13,595	$10,134
Net income (loss) attributable to Ballard from	$(7,969)	$(8,337)	$(10,109)	$(10,760)
continuing operations
Net income (loss) per share attributable to	$(0.09)	$(0.10)	$(0.12)	$(0.13)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	84,549	84,548	84,456	84,205

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

  Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts. Revenues were positively impacted in the third and fourth quarters of 2012 by $2.1 million and $3.0 million, respectively, as a result of our acquisition of Idatech’s key assets and product lines as of August 1, 2012. Revenues were positively impacted in 2011 by a manufacturing supply agreement with Daimler and a Daimler subsidiary which was completed in October 2011. Contract Automotive revenues of $9.3 million (Q1-11: $2.9 million, Q2-11: $4.6 million, Q3-11: $1.8 million, and Q4-11: $0.1 million) and Fuel Cell Products revenues of $8.7 million (Q1-11: $2.4 million, Q2-11: $3.3 million, Q3-11: $2.6 million, Q4-11: $0.4 million) in 2011 were derived from this contract manufacturing agreement.

  Operating expenditures: Operating expenses were negatively impacted by restructuring charges of ($1.6) million in the third quarter of 2012 as a result of a 7% workforce reduction, restructuring charges of ($0.4) million in the third quarter of 2011 due to a corporate leadership restructuring, and by restructuring charges of ($0.9) million in the first quarter of 2011 due to a leadership restructuring in Dantherm Power.Restructuring charges are recognized in general and administrative expense.

  Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

  Impairment loss on property, plant and equipment: The net loss for the fourth quarter of 2012 and the fourth quarter of 2011 was negatively impacted by an impairment charge of ($0.6) million and ($1.7) million, respectively, related to the write-down of manufacturing equipment never put into use.

  Impairment loss on goodwill: The net loss for the fourth quarter of 2012 was negatively impacted by an impairment charge of ($10.0) million related to a write-down of goodwill in our Fuel Cell Products segment.

CASH FLOWS

Cash, cash equivalents and short-term investments were $21.8 million (or $12.5 million net of Operating Facility draws of $9.3 million) at December 31, 2012, compared to $46.2 million (or $41.6 million net of Operating Facility draws of $4.6 million) at December 31, 2011. The decrease in cash, cash equivalents and short-term investments of ($24.4) million in 2012 was driven by a net loss (excluding non-cash items) of ($22.2) million, and by net working capital requirements of ($5.9) million. These outflows were partially offset by net cash advances on our Operating Facility of $4.8 million and by convertible debt financing of $0.9 million to Dantherm Power by a non-controlling partner.

For the three months ended December 31, 2012, cash used by operating activities was ($0.5) million, consisting of cash operating losses of ($2.4) million partially offset by net working capital inflows of $1.9 million. For the three months ended December 31, 2011, cash from operating activities was $4.1 million, consisting of cash operating losses of ($4.7) million and net working capital inflows of $8.8 million. The ($4.6) million increase in cash used by operating activities in the fourth quarter of 2012, as compared to the fourth quarter of 2011, was driven by reduced working capital inflows of ($6.9) million partially offset by a reduction in cash operating losses of $2.3 million. The reduction in cash operating losses of $2.3 million is primarily a result of a $1.8 million improvement in total Adjusted EBITDA loss. In the fourth quarter of 2012, net working capital cash inflows of $1.9 million were driven by lower inventory of $5.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter, and by higher deferred revenue and cost recovery of $0.9 million as we received the next tranches of SDTC government funding for our distributed generation and bus projects in advance of incurring the related research and product development expenditures. These fourth quarter of 2012 working capital inflows were partially offset by higher accounts receivable of ($2.5) million due primarily to the timing of shipment versus collection of our fuel cell product and service revenues, and by lower accounts payable and accrued liabilities of ($2.6) million due to increased supplier payments made for higher first three quarter of 2012 inventory purchases. Working capital inflows of $8.8 million in the fourth quarter of 2011 were driven by lower accounts receivable of $3.3 million due primarily to the timing of collections of our fuel cell product and service revenues, lower inventory of $1.9 million as we consumed previously built-up inventory in order to fulfill the higher product shipments in the fourth quarter, and higher deferred revenue and cost recovery of $2.0 million as we received the next tranches of SDTC government funding for our distributed generation and bus projects in advance of incurring the related research and product development expenditures.

For the year ended December 31, 2012, cash used by operating activities was ($28.1) million, consisting of cash operating losses of ($22.2) million and working capital requirements of ($5.9) million. For the year ended December 31, 2011, cash used by operating activities was ($33.2) million, consisting of cash operating losses of ($26.5) million and working capital requirements of ($6.7) million. The $5.1 million, or 15%, decline in cash used by operating activities in 2012, as compared to 2011, was driven by reductions in cash operating losses of $4.3 million combined with lower working capital requirements of $0.8 million. The reduction in cash operating losses of $4.3 million is primarily a result of the 17%, or $3.8 million, improvement in Adjusted EBITDA from both continuing and discontinued operations. In 2012, net working capital outflows of ($5.9) million were driven by lower accounts payable and accrued liabilities of ($10.5) million due to increased supplier payments made for higher fourth quarter of 2011 and first three quarter of 2012 inventory purchases combined with the payment of accrued 2011 annual employee bonuses, partially offset by lower inventory of $4.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter. Working capital outflows of ($6.7) million in 2011 were driven by higher accounts receivable of ($4.3) million due primarily to the timing of collections of our fuel cell product and service revenues, higher inventory of ($1.3) million due primarily to the buildup of inventory to support expected higher product shipments 2012, and by lower accounts payable and accrued liabilities of ($1.7) million due primarily to the timing of supplier payments.

Investing activities resulted in cash inflows of $0.4 million and $13.0 million, respectively, for the three months and year ended December 31, 2012, compared to cash outflows of ($15.5) million ($3.8) million, respectively, for the corresponding periods of 2011. Changes in short-term investments resulted in cash inflows of $0.6 million and $13.8 million, respectively, for the three month and year ended December 31, 2012, compared to cash outflows of ($15.6) million and ($3.4) million, respectively, for the corresponding periods of 2011. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Other investing activities in 2012 consist primarily of proceeds on sale of $0.4 million for previously impaired manufacturing equipment, less capital expenditures of ($1.2) million. Other investing activities in 2011 consist primarily of proceeds on sale of $1.7 million received primarily from Daimler on the closing of the facilities sub-lease agreement, proceeds on sale and leaseback of capital equipment of $1.9 million, and capital expenditures of ($4.1) million primarily for manufacturing equipment in order to build production capacity.

Financing activities resulted in cash outflows of ($0.4) million and inflows of $4.6 million, respectively, for the three months and year ended December 31, 2012, compared to cash outflows of ($3.2) million and inflows of $5.1 million, respectively, for the corresponding periods of 2011. Financing activities in 2012 primarily represent advances, net of repayments, of $4.8 million on our Operating Facility which is used to assist with the financing of our working capital requirements. Financing activities in 2012 also include proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $0.9 million and finance lease payments of ($1.0) million. Financing activities in 2011 consist primarily of net cash advances on our Operating Facility of $4.6 million, proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $1.7 million, less finance lease payments of ($0.8) million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2012, we had total Liquidity of $12.5 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $21.8 million, net of amounts drawn on our $10 million Canadian demand revolving facility (“Operating Facility”) of $9.3 million. The Operating Facility is used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $3.3 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At December 31, 2012, $2.5 million was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan aimed at continued focus on Fuel Cell Products revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. While we believe that we have adequate liquidity in cash, working capital and non-core asset monetization opportunities (consisting primarily of the subsequent disposition of our Materials Product segment for gross cash proceeds of $10.5 million on January 31, 2013) to finance our operations, we may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To facilitate such an action, we filed a short form base shelf prospectus (“Prospectus”) in April 2012 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission, which has been declared effective. These filings will enable offerings of equity securities during the effective period of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

Failure to achieve this Liquidity objective will have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

2013 BUSINESS OUTLOOK

On a continuing operations basis, we expect:

  Revenue growth in 2013 in excess of 30% over 2012 (or at least $56.8 million from $43.7 million in 2012); and

  Adjusted EBITDA improvement in 2013 in excess of 50% from 2012 (or lower than ($11.1) million from ($22.1) million in 2012).

Consistent with the past couple of years, we expect a majority of our 2013 revenue to be realized in the second half of the year. Our business revenue outlook for 2013 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first month of 2013, sales orders received for units and services to be delivered in 2013, and an estimate with respect to the generation of new sales in each of our markets. Our 2013 business revenue outlook is also supported by our 12-month order book of $36.8 million at December 31, 2012 ($32.0 million at December 31, 2011). The primary risk factors that could cause us to miss our revenue guidance for 2013 are potential disruptions in the material handling market as a result of our reliance on a single customer in this market, and delays from forecast in terms of closing and shipping expected sales orders primarily in our backup power and engineering services markets.

The key drivers for the expected improvement in Adjusted EBITDA for 2013 are expected increases in gross margins driven primarily by the above noted overall increase in expected revenues, supported by continued operating expense optimization and a resulting reduction in Cash Operating Costs to the mid-$20 million range from $30.3 million in 2012. Consistent with the expectation that a majority of our 2013 revenue will fall in the last half of the year, Adjusted EBITDA is expected to be materially improved in the last half of 2013, as compared to the first half of 2013.

Our Adjusted EBITDA outlook for 2013 is based on our internal Adjusted EBITDA forecast and takes into account our forecasted gross margin related to the above revenue forecast, the costs of our current and forecasted Cash Operating Costs, and assumes an average U.S. dollar exchange rate of 1.00 in relation to the Canadian dollar. The primary risk factor that could cause us to miss our target Adjusted EBITDA outlook for 2013 are lower than expected gross margins due to (i) lower revenues from forecast due to potential disruptions in the material handling market as a result of our reliance on a single customer in this market, or unexpected delays in terms of closing and shipping expected sales orders primarily in our backup power and engineering services markets; (ii) shifts in product sales mix negatively impacting projected gross margin as a percentage of revenues; or (iii) delays in the timing of our projected product cost reductions. In addition, Adjusted EBITDA could also be negatively impacted by increases in Cash Operating Costs as a result of (i) increased product development costs due to unexpected cost overruns or by lower than anticipated engineering services contracts or government cost recoveries; or (ii) negative foreign exchange impacts due to a higher than expected Canadian dollar. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts Adjusted EBITDA and Cash Operating Costs by approximately $0.3 million to $0.4 million.

Similar to prior years and consistent with our revenue and Adjusted EBITDA performance expectations for the year and the resulting impacts on gross margin and working capital, we expect cash used in operating activities in 2013 to be materially higher in the first and second quarters of 2013, as compared to the third and fourth quarters of 2013. Cash used in operating activities in the first two quarters of 2013 is expected to be negatively impacted by the buildup of inventory to support higher product shipments in the third and fourth quarters, and by the timing of revenues and the related customer collections which are also skewed towards the last half of the year.

Our cash flow from operations outlook for 2013 is based on our internal net cash forecast and takes into account our actual results for the first month of 2013 and our forecasted net cash requirements for the balance of the year as a result of the above noted Adjusted EBITDA forecast and our expectations for working capital requirements, capital expenditures, and other investing, and financing activities for the year. The primary risk factors that could cause us to miss our cash flow from operations expectations for 2013 are lower than expected Adjusted EBITDA performance as a result of the occurrence of any or all of the above noted risk factors, and increased working capital requirements primarily as a result of (i) higher than anticipated accounts receivable due to delays in the timing of revenues and the related customer collections, (ii) unexpected changes in the timing and amount of expected government grants and the related contract payments; (iii) unexpected changes in the timing and mix of supplier purchases and payments; and (iv) increased inventory levels due to unexpected changes in the timing and mix of expected product shipments.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At December 31, 2012, we did not have any outstanding foreign exchange currency contracts or outstanding platinum forward purchase contracts.

At December 31, 2012, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At December 31, 2012 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	3-5 years	After 5
		one year			years
Operating leases	$21,574	$2,520	$5,327	$5,499	$8,228
Capital leases	20,437	1,924	4,063	3,315	11,135
Asset retirement obligations	6,366	-	-	-	6,366
Total contractual obligations	$48,377	$4,444	$9,390	$8,814	$25,729

In addition to the contractual purchase obligations above, we have outstanding commitments of $0.3 million related primarily to purchases of capital assets at December 31, 2012. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

As of December 31, 2012, we have also agreed to pay previous funding obligations that were repayable through potential royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the terms of the Utilities Development Program (Phase 1) with the Government British Columbia, total royalties are payable to a maximum equal to the original amount of the government contributions of CDN $5.4 million. As at December 31, 2012, no royalties have been incurred for Phase 1. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of CDN $38.3 million. As at December 31, 2012, a total of CDN $5.3 million in royalty repayments have been made for Phase 2. The Corporation has made no Phase 2 royalty repayments in 2012 and 2011. On January 15, 2013, we reached an agreement with TPC to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of CDN $1.9 million.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. Our Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7.4 million (Canadian $7.4 million) with a threshold amount of $0.5 million (Canadian $0.5 million) before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2012, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel, and our minority interest partners in Dantherm Power. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Year ended
	December 31,		December 31,
Transactions with related parties	2012	2011	2012	2011
Revenues	$-	$-	$-	$-
Purchases	$-	$288	$309	$744
Finance expense on convertible	$86	$53	$289	$151
debenture payable

(Expressed in thousands of U.S. dollars)	As at December 31,
Balances with related parties	2012	2011
Trade accounts payable	$100	$260
Interest payable	$417	$141
Convertible debenture payable	$2,507	$1,592

OUTSTANDING SHARE DATA

As at February 20, 2013
Common share outstanding		91,801,477
Options outstanding		6,595,937

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual result may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

At this time, we have concluded that there are no critical judgments that we have made in the process of applying our accounting policies. Our significant accounting policies are detailed in note 3 to the annual consolidated financial statements.

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our Fuel Cell Products, Contract Automotive and Material Products segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three months and year ended December 31, 2012 and 2011, there was no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. Prior to our 2012 annual impairment test, our consolidated goodwill balance of $48.1 million consisted of $46.3 million in our core Fuel Cell Products segment, and $1.8 million in our now discontinued Material Products segment. Based on the impairment test performed as at December 31, 2012, we have recorded a goodwill impairment charge of ($11.8) million in our 2012 financial results, consisting of goodwill impairment of ($10.0) million in our Fuel Cell Products segment and a goodwill write-off of ($1.8) million in our Material Products segment. Details of our goodwill impairment tests are as follows:

  One of the methods used to assess the recoverable amount of the goodwill in our core Fuel Cells Products segment is a fair value, less costs to sale, test. Our fair value test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products segment by first calculating the value of the Company at December 31, 2012 based on the average closing share price in the month of December, add a reasonable estimated control premium of 25% to determine the Company’s enterprise value on a controlling basis after adjusting for excess cash balances, and then deduct the fair value of our Materials Product segments from this enterprise value to arrive at the fair value of the Fuel Cell Products segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment was deficient to its carrying value resulting in a ($10.0) million write-down of Fuel Cell Products goodwill from $46.3 million to $36.3 million as of December 31, 2012.

  In addition to this fair value test, we also performed a value in use test on our Fuel Cell Products segment that compared the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in this discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions for each reporting unit. Our value in use test was based on a WACC of 20%; an average estimated compound annual growth rate of approximately 35% from 2012 to 2017; and a terminal year EBITDA multiplied by a terminal value multiplier of 4.0. Our value in use assessment resulted in an estimated fair value for the Fuel Cell Products segment that is consistent with that as determined under the above fair value, less costs to sell, assessment.

  The fair value of our Material Products segment was determined based on a fair value less costs to sell assessment which compared the segment’s carrying value at December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. As a result of this assessment, we have determined that the fair value of the Material Products segment was deficient to its carrying value resulting in a ($1.8) million write-off of Material Products goodwill and a ($0.5) million write-down of property, plant and equipment as of December 31, 2012. Total 2012 impairment charges of ($2.3) million for the Material Products segment are included in net loss from discontinued operations.

As a result of our quarterly review of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment, we recorded an impairment charge of ($0.6) million in our Fuel Cell Products segment for the three months and year ended December 31, 2012 related to a write-down of manufacturing equipment never put into use.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2012, we recorded provisions to accrued warranty liabilities of $0.4 million and $1.5 million, respectively, for new product sales, compared to $1.0 million and $1.9 million, respectively, for the three months and year ended December 31, 2011.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2012 were adjusted upwards by a net amount of ($0.2) million and downwards by $0.4 million, respectively, compared to a net adjustment downwards of $0.5 million and $1.7 million, respectively, for the three months and year ended December 31, 2011. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations, changes in estimated costs to repair, and improved lifetimes and reliability of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2012, inventory provisions of ($0.2) million and ($0.7) million, respectively, were recorded as a charge to cost of product and service revenues, compared to ($0.3) million and ($0.6) million, respectively, for the three months and year ended December 31, 2011.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantially enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of December 31, 2012 and 2011, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW IFRS ACCOUNTING POLICIES

The following is an overview of accounting standard changes that we will be required to adopt in future years. Except as otherwise noted below for IFRS 9, IAS 32 and amendments to IFRS 7, the standards are effective for our annual periods beginning on or after January 1, 2013, with earlier application permitted. We do not expect to adopt any of these standards before their effective dates.

IFRS 9 – Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) published IFRS 9 “Financial Instruments”. This new standard simplifies the classification and measurement of financial assets set out in IAS 39 “Financial Instruments: Recognition and Measurement”. Financial assets are to be measured at amortized cost or fair value. They are to be measured at amortized cost if the two following conditions are met:

a) The assets are held within a business model whose objective is to collect contractual cash flows; and

b) The contractual cash flows are solely payments of principal and interest on the outstanding principal.

All other financial assets are to be measured at fair value through net earnings. The entity may, if certain conditions are met, elect to use the fair value option instead of measurement at amortized cost. As well, the entity may choose upon initial recognition to measure non-trading equity investments at fair value through comprehensive income. Such a choice is irrevocable.

In October 2010, the IASB issued revisions to IFRS 9, adding the requirements for classification and measurement of financial liabilities contained in IAS 39 and further points. For financial liabilities measured at fair value through net earnings using the fair value option, the amount of change in a liability’s fair value attributable to changes in its credit risk is recognized directly in other comprehensive income.

In December 2011, the IASB deferred the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. Early adoption is permitted under certain conditions. An entity is not required to restate comparative financial periods for its first-time application of IFRS 9, but must comply with the new disclosure requirements.

We intend to adopt IFRS 9 in our financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

IFRS 10 - Consolidated Financial Statements

In May 2011, the IASB published IFRS 10 “Consolidated Financial Statements” which is a replacement of SIC-12 “Consolidation – Special Purpose Entities”, and certain parts of IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

a) Power over the investee;

b) Exposure or rights to variable returns from involvement with the investee;

c) The ability to use power over the investee to affect the amount of the investor’s returns.

IFRS 10 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt IFRS 10 in our financial statements for the annual period beginning on January 1, 2013. We do not expect IFRS 10 to have a material impact on our financial statements.

IFRS 11 - Joint Arrangements

In May 2011, the IASB published IFRS 11 “Joint Arrangements” which supersedes IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation.

IFRS 11 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt IFRS 11 in our financial statements for the annual period beginning on January 1, 2013. We do not expect IFRS 11 to have a material impact on our financial statements.

IFRS 12 - Disclosure of Interests in Other Entities

In May 2011, the IASB published IFRS 12 “Disclosure of Interests in Other Entities” which requires that an entity disclose information on the nature of and risks associated with its interests in other entities (i.e. subsidiaries, joint arrangements, associates or unconsolidated structured entities) and the effects of those interests on its financial statements.

IFRS 12 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt IFRS 12 in our financial statements for the annual period beginning on January 1, 2013. We do not expect IFRS 12 to have a material impact on our financial statements.

IFRS 13 - Fair Value Measurement

In May 2011, the IASB published IFRS 13 “Fair Value Measurement” to establish a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosure of certain information on fair value measurements.

IFRS 13 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt IFRS 13 in our financial statements for the annual period beginning on January 1, 2013. We do not expect IFRS 13 to have a material impact on our financial statements.

Amendments to IAS 19 - Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits”. Changes in defined benefit obligations and plan assets are to be recognized in other comprehensive income when they occur, thus eliminating the corridor approach and accelerating recognition of past service cost. Net interest is to be recognized in net earnings and calculated using the discount rate by reference to market yields at the end of the reporting period on high quality corporate bonds. The actual return on plan assets minus net interest is to be recognized in other comprehensive income.

The amendments to IAS 19 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt the amendments to IAS 19 in our financial statements for the annual period beginning on January 1, 2013. Our current accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in other comprehensive income is consistent with the requirements of the amended IAS 19 standard. However, additional disclosures and the computation of annual expense based on the application of the discount rate to the net defined benefit asset or liability will be required in relation to the revised standard.

Amendments to IAS 1 – Financial Statement Presentation

In June 2011, the IASB issued amendments to IAS 1 “Presentation of Financial Statements”. Items of other comprehensive income and the corresponding tax expense are required to be grouped into those that will and will not subsequently be reclassified through net earnings.

These amendments shall be applied to fiscal years beginning on or after July 1, 2012. We intend to adopt the amendments to IAS 1 in our financial statements for the annual period beginning on January 1, 2013. We do not expect the amendments to IAS 1 to have a material impact on our financial statements.

Amendments to other IFRS Standards

In addition, there have been amendments to existing standards, including IFRS 7 Financial Instruments: Disclosure, IAS 27 Separate Financial Statements, IAS 28 Investments in Associates and Joint Ventures, and IAS 32 Financial Instruments: Presentation. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014. We do not expect these amendments to have a material impact on our financial statements.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. The following table shows a reconciliation of operating expenses to Cash Operating Costs from continuing operations for the three months and years ended December 31, 2012 and 2011:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2012	2011	$ Change
Operating Expense	$10,047	$8,992		$1,055
Stock-based compensation (expense)	(1,555)	322		(1,877)
recovery
Acquisition and integration costs	(91)	-		(91)
Restructuring charges	-	(79)		79
Financing charges	(564)	-		(564)
Depreciation and amortization	(504)	(1,034)		530
Cash Operating Costs	$7,333	$8,201		$(868)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Cash Operating Costs	2012	2011	$	Change
Operating Expense	$38,480	$44,866		$(6,386)
Stock-based compensation expense	(2,582)	(2,377)		(205)
Acquisition and integration costs	(274)	-		(274)
Restructuring charges	(1,931)	(1,356)		(575)
Financing charges	(564)	-		(564)
Depreciation and amortization	(2,828)	(4,164)		1,336
Cash Operating Costs	$30,301	$36,969		$(6,668)

EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net income attributable to Ballard, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs.

The following table shows a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA from continuing operations for the three months and year ended December 31, 2012 and 2011:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2012	2011	$ Change
Net loss from continuing operations	$(16,809)	$(7,969)	$(8,840)
attributable to Ballard
Depreciation and amortization	1,016	1,157	(141)
Finance expense	458	455	3
Income taxes	-	134	(134)
EBITDA attributable to Ballard	$(15,335)	$(6,223)	$(9,112)
Stock-based compensation expense	1,555	(322)	1,877
(recovery)
Acquisition and integration costs	91	-	91
Finance and other (income) loss	(167)	(78)	(89)
Impairment of goodwill	10,000	-	10,000
Loss (gain) on sale and impairment of	634	1,750	(1,116)
property, plant and equipment
Adjusted EBITDA	$(3,222)	$(4,873)	$1,651

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2012	2011	$ Change
Net loss from continuing operations	$(42,070)	$(37,175)	$(4,895)
attributable to Ballard
Depreciation and amortization	4,840	4,561	279
Finance expense	1,690	1,392	298
Income taxes	-	134	(134)
EBITDA attributable to Ballard	$(35,540)	$(31,088)	$(4,452)
Stock-based compensation	2,582	2,377	205
Acquisition costs	274	-	274
Finance and other (income) loss	(31)	(195)	164
Impairment of goodwill	10,000	-	10,000
Loss (gain) on sale and impairment of	639	993	(354)
property, plant and equipment
Adjusted EBITDA	$(22,076)	$(27,913)	$(5,837)

Normalized Net Loss

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include transactional gains and losses and asset impairment charges.

The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three months and years ended December 31, 2012 and 2011.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Normalized Net Loss	2012	2011	$ Change
Net loss attributable to Ballard from	$(16,809)	$(7,969)	$(8,840)
continuing operations
Impairment of goodwill	10,000	-	10,000
Impairment on property, plant and	570	1,727	(1,157)
equipment
Normalized Net Loss	$(6,239)	$(6,242)	$3
Normalized Net Loss per share	$(0.07)	$(0.07)	$-

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Normalized Net Loss	2012	2011	$ Change
Net loss attributable to Ballard from	$(42,070)	$(37,175)	(4,895)
continuing operations
Impairment of goodwill	10,000	-	10,000
Impairment on property, plant and	570	1,727	(1,157)
equipment
Normalized Net Loss	$(31,500)	$(35,448)	$3,948
Normalized Net Loss per share	$(0.36)	$(0.42)	$0.06

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2012, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2012.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2012.

Changes in internal control over financial reporting

During the year ended December 31, 2012, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by system integrators or OEMs. There is no guarantee that system integrators or OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of our identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We may not be able to successfully execute our business plan;

  In our material handling market, we depend on a single customer for the majority of our revenues;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

  Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

  We could be adversely affected by risks associated with acquisitions;

  We are subject to risks inherent in international operations;

  Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

  We are dependent on third party suppliers for the supply of key materials and components for our products;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  Public Policy and regulatory changes could hurt the market for our products;

  We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations; and

  Our products use flammable fuels, which could subject our business to product liability claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.